[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

October 23, 2006

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549

Re:	First California Financial Group, Inc.

(Form S-4 dated October 23, 2006)

Ladies and Gentlemen:

On behalf of our client, First California Financial Group, Inc. (the “Registrant”), we enclose herewith the Registrant’s Registration Statement on Form S-4 dated October 23, 2006. The Registrant is an entity newly formed in connection with a proposed business combination between National Mercantile Bancorp, Commission File No. 0-15982 (“National Mercantile”), and FCB Bancorp, Commission File No. 333-126401 (“FCB”), pursuant to the Agreement and Plan of Merger, dated as of June 15, 2006 (the “Merger Agreement”) by and among National Mercantile, FCB and the Registrant. Pursuant to the Merger Agreement, at the closing of the transactions contemplated thereby, National Mercantile will merge with and into the Registrant, followed immediately by the merger of FCB with and into the Registrant. In the mergers, the equity interests of National Mercantile and FCB outstanding immediately prior to the applicable merger will be converted into equity securities of the Registrant and the Registrant will be the successor in interest to each of National Mercantile and FCB.

Should you have any questions or comments, please contact:

Patrick S. Brown, Esq.

Sullivan & Cromwell, LLP

1888 Century Park East

Los Angeles, California 90067

Telephone: (310) 712-6600

Facsimile: (310) 712-8800

e-mail: brownp@sullcrom.com

Sincerely,

/s/ PATRICK S. BROWN